August 18, 2011

John Cash
Accounting Branch Chief
Securities and Exchange Commission
Washington D.C. 20549

Re:           Secure Window Blinds, Inc.
Letter dated June 22, 2011

Dear Mr. Cash

In response to your letter dated June 22, 2011, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Secure Window Blinds, Inc. (the “Company”). Amendment No. 2 to the Form 10-K for the Fiscal Year Ended December 31, 2010 is being filled concurrently with this letter.

The company has made certain changes in the Form 10-K filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s June 22, 2011 letter in italicized text immediately before our response.

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2010
Form 10-Q/A for the Fiscal Quarter Ended June 30, 2010
Form 10-Q/A for the Fiscal Quarter Ended September 30, 2010
Form 10-Q/A for the Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures

1.
In the first paragraph of your disclosure, you provide the correct definition of disclosure controls and procedures; however, in your conclusion, you do not provide the correct definition. In this regard, please confirm to us that your disclosure controls and procedures were effective, as defined in Rule 13a-15(e) of the Exchange Act, for each of the aforementioned periods. Additionally, please revise future filings to conclude using the complete definition of disclosure controls and procedures or state just you’re your disclosure controls and procedures are effective, or not effective, without defining them.

Response:

We hereby confirm that our disclosure controls and procedures for the for the Fiscal Quarters Ended March 31, 2010, June 30, 2010, September 30, 2010 and March 31, 2011 were effective as defined in Rule 13a-15(e) of the Exchange Act. In addition, our filing for the Fiscal Quarter Ended June 30, 2011 has been revised in accordance with your recommendation as follows:

“Based upon an evaluation of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), our principle executive officer and our principal financial officer concluded that, as of June 30, 2011, our disclosure controls and procedures were effective in ensuring that material information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to our Chief Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in the Company’s internal controls over financial reporting during the most recently completed fiscal quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.”

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, Page 6.

Report of Independent Registered Public Accounting Firm, Page 8

2.
It appears to us that your auditor, Chang G. Park, CPA, may no longer be registered with the Public Company Accounting Oversight Board (PCAOB). As a result, you form 10-K would be deemed to be substantially deficient and not timely filed. Please have your auditor demonstrate to us that he is registered with the PCAOB or, if he is not, please amend your Form 10-K to remove the non-registered auditors report and to label the columns of your financial statements as “non-audited”. Please be advised that you will be required to file, as soon as practicable, another amendment to your Form 10-K when you have had your financial statements re-audited by a registered firm. In addition, please be aware of your reporting obligations under Item 4.01 of Form 8-K and Item 304 of Regulation S-K.

Response:

Please be advised that Chang G. Park, CPA has changed its name to PLS CPA A PROFESSIONAL CORPORATION. We reviewed Form 4 filed with the PCAOB and confirm the date of the name change was effective on June 1, 2011.

Item 9A(T). Controls and Procedures

3.
Please amend your Form 10-K to also provide your certifying officers’ separate conclusion as to the effectiveness of your “disclosure controls and procedures” as of December 31, 2010, as required by Item 307 of Regulation S-K. We remind you that the amendment must contain the complete text of the “Item” being amended and currently dated certifications that refer to the amended form.

Response:

We have revised our disclosure to provide our certifying officers separate conclusion as to the effectiveness of our controls and procedures as follows:

“Evaluation of Disclosure and Procedures

Under the supervision and with the participation of our management, including our President and principal financial officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our President and principle executive officer, who also acts as our principal financial officer, concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report for the purpose of gathering, analyzing and disclosing of information that the Company is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC’s rules and forms.”

In addition, we have added the following headings:

“Evaluation of Disclosure and Procedures, Inherent Limitations on Effectiveness of Controls, Management’s Annual Report on Internal Control Over Financial Reporting, and Changes in Internal Controls”.

4.
We note that in the second paragraph management concluded that your internal controls over financial reporting are effective. We also note that in the fourth paragraph management appears to have concluded, although using an incorrect date, that your internal controls over financial reporting are not effective and appears to identify several material weaknesses. Please amend your filing to clearly state, if accurate, that your internal controls over financial reporting are not effective. If the disclosures in the second paragraph were meant to refer to your disclosure controls and procedures, please correct those disclosures. To the extent that management concludes that disclosure controls and procedures were effective, in light of the material weakness identified, please explain to us how that determination was made.

Response:

We determined that disclosure controls and procedures were effective in light of the material weaknesses identified because our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and our principle executive officer and principle financial officer concluded that these controls and procedures are effective at the “reasonable assurance” level.

Sincerely,

/s/ Anthony Pizzacalla

Anthony Pizzacalla, President
Secure Window Blinds, Inc.